United States securities and exchange commission logo





                                July 16, 2021

       Adam Kriger
       Chief Executive Officer
       ACON S2 Acquisition Corp.
       1133 Connecticut Avenue NW, Ste. 700
       Washington, DC 20036

                                                        Re: ACON S2 Acquisition
Corp.
                                                            Registration
statement on Form S-4
                                                            Filed June 21, 2021
                                                            File No. 333-257232

       Dear Mr. Kriger:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed June 21, 2021

       General

   1. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
   2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if
other SPAC shareholders experience a negative rate of return in the post-business
combination company.
   3.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
   4. Clarify whether recent common stock trading prices exceed the threshold that would allow
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FirstName  LastNameAdam
ACON S2 Acquisition Corp.Kriger
Comapany
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         the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
5. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
8. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
9.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
10. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
11. So that shareholders may better understand the consideration to be received following consummation of the transactions, please include a table in an appropriate location of the prospectus that quantifies in separate columns a range of potential values shareholders can expect to receive based on the formula disclosed for the conversion of each ESS Common
         Stock and ESS Preferred Stock. For example, since New ESS Common Stock will be issued based on an adjusted equity value with the ESS Preferred Stock receiving the consideration calculated on an as-converted basis as set forth in the allocation schedule, plus earnout stock pursuant to the terms and conditions of the Merger
Agreement,    we
         would expect to see disclosure that identifies the dollar value of such per share values based on share prices as of the most recent practicable date.
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FirstName  LastNameAdam
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Interests of STWO Directors and Executive Officers in the Business Combination, page 4

12. Please revise to quantify the aggregate dollar amount of the securities held by the sponsor and its affiliates as of the most recent practicable date. Please include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s
         officers and directors, if material.
Unaudited Pro Forma Condensed Combined Financial Information, page 20

13. We note the tabular disclosure of the pro forma New ESS common stock issued and outstanding immediately after the business combination on page 23. Please clarify or revise the share numbers disclosed in footnotes (3) and (4) so that they reconcile to the
         ESS Stockholders share number presented in the table.
14. Refer to adjustments (J) and (K) in Note 3 on page 29. Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11-
         02(a)(i)(6)(B) of Regulation S-X.
15. Refer to footnote 5 on page 32. Please disclose the specific terms and conditions associated with the Earnout shares that will result in the shares being vested.
The Background of the Business Combination, page 101

16. Please elaborate on the business, attributes, due diligence and level of negotiations with the 3 companies that you exchanged term draft sheets with.
17. Please identify the consulting firms that provided a written report or analysis to the STWO
         Board and management team.
18. Please identify the second investment bank engaged as placement agents for the PIPE.
19. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
20. We note your statement the projections were not intended to be used by investors or shareholders. Please describe the reasons the projections were prepared and the purpose for their inclusion in the registration statement.

Certain ESS Projected Financial Information, page 110

21. We note your disclosure on page 111 that the financial projections reflect numerous estimates and assumptions, including estimates and assumptions with respect to general business, economic, industry, market, regulatory and financial conditions, trends and other
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         future events, and various other factors, as well as factors specific
to ESS    business.
         Please revise to describe such estimates and assumptions with greater specificity and quantify where practicable.
22. We note that your projected revenue is $2 million for 2021 and $3.5 billion for
         2027. Please explain the basis for the projections beyond year three and justify the projections of year-over-year sustained revenue growth rates. The disclosure relating to projected revenue of 3.5 billion in 2027 should be substantially enhanced so that investors can understand how you derived this value.
23.      We note the following disclosure "[n]either ESS    nor STWO   s
management nor any of
         their representatives has made or makes any representation to any person regarding the ultimate performance of ESS compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error." Please revise your disclosure to clarify that you will update this information to the extent required by law.
24. Please explain why you believe the projections are in line with your historic operating trends. If they are not, please explain why the change in trends is appropriate to make your assumptions about growth reasonable under the circumstances.
25. Please elaborate on the process you undertook to formulate the projections and assumptions, including the parties who participated in the preparation of the projections, and how they were used.
U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE REDEMPTION AND THE
BUSINESS COMBINATION, page 129

26. We note your disclosure that it is intended that the Domestication constitute a
            reorganization    within the meaning of Section 368(a)(l)(F) of the
U.S. Internal Revenue
         Code of 1986, as amended. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of the Business
         Combination and clearly state in both the disclosure and short-form opinion that the disclosure in this section is the opinion of counsel. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not"
         opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly.
         Please also remove language stating that this section is a "discussion" or "summary."
         Refer to Section III of Staff Legal Bulletin 19.

ESS Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 191
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27. Refer to the liquidity discussion on page 198. Please quantify and more fully disclose and discuss your long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-
         combination company based on the amount of cash redemptions. In this regard we note your disclosure on page 199 which indicates that you expect your expenses related to personnel, manufacturing, research and development, sales and marketing, and general and administrative activities to increase. And, we note your disclosure on page 40 which indicates you are currently in discussions with a potential joint venture partner that will include building manufacturing facilities.
28.      Please refer to the disclosure under Common Stock Valuation on page
201. Please
         disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.
SBE Framework Agreement, page 207

29. Please revise to clarify, if true, that there is no assurance that you will achieve any portion of the $300 million in revenue opportunities.
Redemption Rights for Public Shareholders upon Completion of the Business Combination, page
210

30. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Experts, page 243

31. We note ESS was formed in 2011 and the current auditor was engaged in 2020. Please confirm that ESS did not change auditors during its two most recent fiscal years or subsequent interim period; alternatively, please provide the disclosures required by Item
         304 of Regulation S-K, including a letter from the former auditors, filed as an exhibit to the registration statement.
Index to Financial Statements, page F-1

32. Please revise the index to the financial statements to remove redundant items.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Kriger
ACON S2 Acquisition Corp.
July 16, 2021
Page 6

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameAdam Kriger                             Sincerely,
Comapany NameACON S2 Acquisition Corp.
                                                          Division of
Corporation Finance
July 16, 2021 Page 6                                      Office of
Manufacturing
FirstName LastName